United States securities and exchange commission logo





                            August 24, 2020

       Adam Kriger
       Chief Executive Officer and Chief Financial Officer
       ACON S2 Acquisition Corp.
       1133 Connecticut Avenue NW, Ste. 700
       Washington, DC 20036

                                                        Re: ACON S2 Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed July 31, 2020
                                                            File No. 377-03361

       Dear Mr. Kriger:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Notes to the Financial Statements
       Note 8 Subsequent Events , page F-17

   1. Please revise to provide the missing date in your Subsequent Events footnote. Refer to
                                                        ASC 855-10-25-1A.
 Adam Kriger
ACON S2 Acquisition Corp.
August 24, 2020
Page 2

       You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAdam Kriger                           Sincerely,
Comapany NameACON S2 Acquisition Corp.
                                                        Division of Corporation
Finance
August 24, 2020 Page 2                                  Office of Manufacturing
FirstName LastName